[Cooley Letterhead]

VIA EDGAR

May 8, 2009

Perry Hindin
Special Counsel, Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	iPass Inc.
Revised Preliminary Proxy Statement on Schedule 14A filed April 29, 2009
File No. 0-50327

Ladies and Gentlemen:

On behalf of iPass Inc. (“iPass” or the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 5, 2009, with respect to the preliminary proxy statement referenced above (the “Comments”).  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Revised Schedule 14A

Proposal 1, Election of Directors, page 10

General

1. We note that in response to prior comment 6 from our letter dated April 27, 2009, you have revised Mr. Kaplan’s biographical information to disclose that he acted as a consultant to iPass from July 2008 until November 2008.  Please expand this disclosure to provide a brief explanation as to the nature of the responsibility undertaken by Mr. Kaplan as a consultant to the company.  In your response letter, please describe with a view toward disclosure the terms of the consulting arrangement, including the compensation paid to Mr. Kaplan for his consulting services.

The additional disclosure has been added to Mr. Kaplan’s biographical information in response to the comment.

2. Please also advise why the company’s consulting arrangement with Mr. Kaplan was not previously disclosed in your current report on Form 8-K filed on November 3, 2008, announcing his appointment as President, Chief Executive Officer and a director of the company.  See Item 5.02(c)(2) of Form 8-K and Item 401(e) of Regulation S-K.

The duration of services rendered by Mr. Kaplan under the consulting arrangement was for approximately only three months, and was not considered sufficiently material to the description of his prior business experience, which is why it was not included in the Form 8-K referenced.  At the request of the Commission, this information has been included in Mr. Kaplan’s biographical information, as noted in the response to Comment 1.

3. As previously requested, please revise the biographical information provided for Mr. Clapman to disclose clearly his business experience subsequent to July 2005.

The additional disclosure has been added to Mr. Clapman’s biographical information in response to the comment.

Please do not hesitate to call me at (650) 843-5191, or Heather Rosmarin at (650) 843-5559, if you have any questions or if we can provide any additional information.

Sincerely,

Cooley Godward Kronish LLP

By:  _/s/ Brett D. White_________
Brett D. White

cc:	David Tauber, General Counsel and Secretary, iPass, Inc.
Timothy J. Moore, Cooley Godward Kronish LLP
Heather Rosmarin, Cooley Godward Kronish LLP